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Krishi Janani PBC

District of Columbia USA

The Problem & The Solution

Extractive agriculture is exhausting the planet and driving us to extinction.

Regenerative agroecology is a revolution that can mitigate climate crisis, sequester carbon, make soil richer, reduce water stress, and save energy use, resulting in healthier food & food systems.

Our mission is to orchestrate a regenerative agriculture and food ecosystem that nourishes soil, water, biodiversity, farmers, consumers and the planet.

Learn more about soil degradation, nutrition depletion & regenerative agriculture.



When technology nourishes soil & water
Orchestrating Ecosystems to Build Climate Resilience & Regenerate the Planet
janani
www.krishijanani.org | usha@krishijanani.org



Extractive agriculture is depleting nutrition & contributing to climate crisis.

We need a system-level solution.

For the same amount of Vitamin A -

Your grandparents ate:



You need to eat:



Why?
Soil Depletion.

Desertification

Soil = Nutrition = Health

49% soils in India deficient in Zinc = stunting & underweight children


LAND DEGRADATION IN INDIA
A map of degraded area & wastelands prepared from satellite data supported by soil profiles.
J & K
Himachal Pradesh
Uttarakhand
PAKISTAN
Punjab
CHINA (Tibet)
NEPAL
Arunachal Pradesh
Assam
Nagala
BHUTAN
Rajasthan
Uttar Pradesh
Bihar
Meghalaya
Jharkhand
Manip
Mizora
Tripura
Gujarat
Madhya pradesh
Orissa
West Bengal
Chhattisgarh
Maharashtra
Andhra Pradesh
Karnataka
ARABIAN SEA
BAY OF BENGAL
Tamil Nadu
Kerala
Exclusively water erosion (>10)
Barren rocket/Stoney waste
Acid soils under open forest
Exclusively open forest
Wind erosion
Exclusively sodic soils
Snow covered & glacial area
LAND-DEGRADATION AFFECTED STATES (IN DESCENDING ORDER)
Rajasthan, UP, Madhya Pradesh, Maharashtra, Andhra Pradesh, Karnataka, Chhattisgarh, Assam, Jharkhand, Orrisa
SOURCE: ICAR 2010

Pesticides Poison Soil, Water & Biodiversity


North America
(4.0 × 10^6 km^2)
Europe
(3.8 × 10^6 km^2)
Asia
(12.5 × 10^6 km^2)
Latin America
and the Caribbean
(6.2 × 10^6 km^2)
Africa
(9.1 × 10^6 km^2)
Oceania
(3.0 × 10^6 km^2)
RS
> 4, high
(3–4), high
(2–3), medium
(1–2), medium
(0–1), low
≤ 0, negligible
Non-agricultural land

64% of Arable Land at Risk Globally

69% Decline in Wildlife Population


The Solution

There already exists a solution – a system-level solution – for all the above problems.

And it has been practiced since ancient times.

Regenerative Agroecology

Conservation & rehabilitation approach to food production

Practices for topsoil regeneration, improving water cycle, & increasing biodiversity

  

Produces nutrient-dense food and stores carbon to mitigate climate change.

Important Note

ACH will save on transaction fees. If possible, please use ACH for transfers.

$0 funds committed
of $750,000 maximum target
$100K minimum

Investment Summary

Preferred Stock

Minimum Investment: $250

Price: $10

Dividend: Target Dividend: 8%

*See Offering section below for disclosures

Offering

Equity

- 📄 subscription_agreement.pdf
- 📄 full pitch deck.pdf

Mission

Nourishing Farmers, Consumers & The Planet

Krishi Janani, PBC is seeking to raise up to $750,000 for the growth and expansion of the technology platform and operations.

What makes Janani Regen Ecosystem special is that this is a technology-enabled ecosystem in one local context (Tamil Nadu, India) which can be scaled to other contexts. **A solution from, of and for the Global South.**



Opportunity & Impact



Tamil Nadu
3.2 mil
Ag Households

Global
600 mil
Smallholders

Services

Farmers

- Decrease inputs & expenses
- Improve soil fertility & productivity
- Access new revenue streams

Nature

- Creating ecological prosperity
- Nature based solutions for wealth
- Ecology + Economics as Growth Engines

Impact

Households

- Escape the vicious cycle of extraction
- Build climate resilience
- Long-term abundance & prosperity

Communities

- Local, seasonal, biodiverse economics
- Pockets of ecological renaissance
- Serve as role models for replication

Reg CF: Raising up to $750,000

From Tamil Nadu to the World

1. Grow App & Activities in Tamil Nadu
2. Launch Scaling Regen Labs
3. Build Tech Stack for Global Deployment





SUSTAINABLE DEVELOPMENT GOALS
1 NO POVERTY
2 ZERO HUNGER
3 GOOD HEALTH AND WELL BEING
5 GENDER EQUALITY
13 CLIMATE ACTION
15 LIFE ON LAND

Plan & Use of Funds

Goals

What we are building:

1. Software Development & App Promo $100,000 →   **Start Technology Design & Infrastructure Work**
- Start creating technology design - tech architecture & user interface - for the next version of the app
- Assemble components for technology infrastructure which is both cost-effective and elastic (stretches for growth) and cost-effective

2. Expand & Grow in Tamil Nadu $200,000 →   **Release Next Version of App & Scale Out in Tamil Nadu**
- Release farm diary, groups, and notifications in the next version
- Expand to all of Tamil Nadu with local partners & collaborators
- Create knowledge repository for different agroecological contexts

3a. Launch Scaling Regen Labs $200,000 →   **Launch regen labs that focus on scaling viable solutions**
- Implement, support, and spread regenerative solutions
- Explore innovative ecology + economics models & ecosystems
- Create scaling framework for spread of regenerative models

Plan & Use of Funds

Goals

What we are building:

3b. Build Tech Stack for Global Deployment $100,000 →   **Create Modularized Multilingual Tech Stack**
- Create a tech stack that can be extended to various countries
- Build multilingual capabilities in the stack for other states in India
- Identify partners to collaborate with for implementing internationally

4. International Expansion $150,000 →   **Port Technology Stack to Another State or Country**
- In collaboration with operational partner, implement agritech platform in another state or country
- Test multilingual modules and their usability in different language context

Ask: Raising up to $750,000

Crowd equity fundraising to grow a new regenerative agroecology & economic model

- $250 minimum investment

- Investment Tiers
  $1,000 - $2,500 - $5,000 - $10,000+

How you can help:

- Fund us
- Promote us



Crowd Equity Milestones

1. $100,000 for first milestone for Software Development & App Promotion

2. $300,000 (addl $200K raised) for second milestone to Expand & Grow in Tamil Nadu

3. $600,000 (addl $300K raised) for third milestone for Scaling Regen Lab & Tech Stack for Global Deployment

4. $750,000 for final milestone for International Expansion.

Reg CF: Raising up to $750,000
Tiers & Investor Perks

$1,000	$2,500	$5,000	$10,000+
Meet Growers	**Program Briefs**	**Join Events**	**Impact Experience**
Janani Regen Living Guide +	Janani Regen Living Guide +	Janani Regen Living Guide +	Janani Regen Living Guide +
Meet our growers & producers on Zoom	Dive deeper into our programs on Zoom	Celebrate at Janani's events & festivals*	Understand the impact with a guided tour*

* India-based perks. Travel costs not included.
Janani Regen Living Guide is a pdf document on everyday actions all of us can take.
Each tier perks are available on a biannual schedule.

Reg CF: Raising up to $750,000
Direct Offer Details

- **Preferred Stock:** Offering nonvoting preferred stock with a preferred dividend and liquidation preference.

- **Patient Capital:** Krishi Janani PBC is a public benefit corporation seeking patient capital with non-traditional exit options. This is not a typical tech start up promising outsized returns and growth at all costs.

- **Preferred Dividends:** Equity investors receive preferred dividends from company profits - a sale of the company is not required for investor returns.

- **Ecosystems as a Stakeholder:** Krishi Janani PBC considers all stakeholders as equal. First among equals are nature and ecosystems.

Regenerative agroecology is...

Our love story. It is the expression of our gratitude to soil, water and nature that has fed and nourished all of us.

Our moral obligation. It is our actions for stewardship & well-being of all. It is the spiritual solution for the responsibility that nature has placed on us.

Our economic imperative. It is the evolution of consumerism and capitalism into circular economies that could regenerate society from its very roots.

Thank You.

Usha Venkatachalam
usha@krishijanani.com

Appendix
Learn More

Soil & Water: India

Indians consuming rice & wheat low in food value, high in toxins: **ICAR study**

Desertification in India: How Green Revolution hastened the man-made soil degradation

3 Maps Explain India's **Growing Water Risks**

Soil Fertility in Tamil Nadu **Reduced by Half in 30 Yrs**, Says Govt Paper

The World's Highest, and Most **Reckless User of Groundwater**

Soil & Water: Global

Dirt Poor: Have Fruits and Vegetables Become Less Nutritious?

64% of World's Arable Land at **Risk of Pesticide Pollution**: Study

Wildlife Populations Plummet by 69%: **Living Planet Report**

Facts About the Nature Crisis: UN Environment Program

6 Charts that Show the State of **Biodiversity and Nature Loss**

Regenerative Agriculture

What is Regenerative Agriculture? **World Economic Forum (WEF)**

Why Regenerative Agriculture? **Regeneration International**

Regenerative Agriculture and the Soil Carbon Solution. **Rodale Institute**

Farming Our Way Out of the Climate Crisis. **Project Drawdown**

The Soil Will Save Us. **Janani Field Notes**

Come, let us join hands to break the vicious cycle of extractive agriculture and create a regenerative, virtuous cycle between soil, water, farm, and food.

Investment Perks

1. **$1,000**

   Meet Growers

   Meet our growers & producers on Zoom

   + Janani Regen Living Guide

2. **$2,500**

   Program Briefs

   Dive deeper into our programs on Zoom

   + Janani Regen Living Guide

3. **$5,000**

   Join Events

   Celebrate at Janani's Events & Festivals

   + Janani Regen Living Guide

4. **$10,000**

   Impact Experience

   Understand the impact with a guided tour

   + Janani Regen Living Guide

5.

Key Facts & Financials

- Promoting science-based traditional regenerative practices that are economic and viable from small farmers
- Creating public commons library for knowledge & bio resources
- Network growth - 12,000 farmers in offline & online channels

- Mobile app with location-based peer-2-peer market, Q&A and events modules
- Mobile app growth - 15 months for the first 1,000 installs
- Mobile app traction - 6 months for the next 1,000 installs

Krishi Janani PBC Story

Krishi Janani PBC is a social enterprise registered as a Delaware Public Benefit Corporation. Its' **Janani Regen Ecosystem enables farmers to transition to regenerative agroecology & build climate resilience in communities.**

Janani Regen Ecosystem

Janani Regen Ecosystem creates tools and services to support transition and facilitates market access to provide economic incentives for the transition. Janani Regen Ecosystem consists of:

- **Agritech Platform:** A mobile app and technology platform that provides tools, services, market access, and information for farmers to transition to regenerative agroecology.
- **Events & Trainings:** Regenerative ecology focused events and trainings to learn practices for a regenerative agriculture and food systems.
- **Regen Labs:** Setting up regenerative ecosystem and nature-based climate mitigation projects for corporates, startups, and other institutions to work with farmers to create local and global impact.



Janani Regen Ecosystem

Enable farmers to transition to regenerative agroecology & build climate resilience in communities.







Ecology Enable Transition	Economics Create Markets
Serving Nature	**Creating Demand**
Build tools & services to enable small farmers to transition	Create services & markets that facilitate widespread adoption
• Knowledge Library	• New Market Connections
• Events & Trainings	• Producer Trainings
• Accelerate Regen Solutions	• Consumer Fests

Janani Regen Ecosystem Business Model
Making profitable connections that regenerate our planet



Janani Regen Ecosystem Financial Model
Making profitable connections that regenerate our planet

Revenue Streams

1. **Agritech Platform:** Market Access (example) & Software Licensing (future)

2. **Events & Trainings** (example)

3. **Regen Labs:** Ecosystem Projects & Lab Services (example)



Janani Regen Ecosystem Financial Model

Pre-Revenue, Ramping Up Tech & Global Reach

Agritech Platform

1. **Market Access:** Sell inputs, outputs & services to farmers
   - 10% margin on sales facilitated by Janani
   - Listing fees for service provider directory

2. **Software Licensing:** Platform licensed to regen enterprises in other countries
   - Grants to setup the country platform
   - Ongoing license fees from the enterprise

Regen Labs

1. **Ecosystem Projects:** Project fees from corporates for regenerative projects
   - Pay for transition to regen supply chains
   - Fee for & nature-based climate mitigation

2. **Lab Services:** Service fees for the lab's scaling framework
   - Startups pay a fees to access farmers
   - 20% margin on on-farm implementations

Events & Trainings

Event Fee: Fee from 6 regen trainings & 2 large events a year
Event sponsorships & participation fees

Janani Regen Ecosystem Financial Model

Pre-Revenue, Ramping Up Tech & Global Reach





Janani Regen Ecosystem History

Global Ambition, Local Vision







2019-2021

- Text messaging platform & market access work
- Pandemic disruptions & learning

- 2 rural retail outlets & buying groups
- Learn local contexts & leverage

2016-2018

- Launch mobile app & knowledge activities
- Ecosystem project & value-aligned scale path

2022-2023

History & Traction

What we have successfully built



Science-Based Traditional Practices

- Reviving traditional practices for modern times

- Understanding the scientific validity of traditional practices

- Promoting practices that are scientific, economic and viable

- Creating public commons library for knowledge & bio resources

History & Traction
What we have successfully built



Janani Mobile App

- Tamil language mobile app

- Location-based market module to buy and sell inputs, products, and services

- Peer 2 peer knowledge sharing and personal library for regen practices

- Search and attend local natural farming trainings and events

- Growing digital engagement

History & Traction
What we have successfully built



Growing Farmers Network

- 12,000 farmers in offline & online channels

- Moving them gradually to the app

- Mobile app downloads:
  - 15 months for the first 1,000 installs
  - 6 months for the next 1,000 installs

- Mobile app becoming the hub for regen activities for all farmers

Team
Usha Devi Venkatachalam
Founder & CEO
Ara Ramalingam
Fractional CTO
Vishnupriya M
Director, Operations
Board
Lakshmi Suresh
Director
Sibi Gnanasundara
Director
Advisory Council
Sharon Chang
Strategy
Michael Cervino
Fundraising
Rakhee Goyal
Impact
Bagyarani Vijayan
Finance



















Recognitions & Networks
ACUMEN CHANGING THE WAY THE WORLD TACKLES POVERTY
Acumen Foundation, New York, USA
Climate Resilient Agriculture Accelerator
One of two selected to receive an investment
Ashden Climate Solutions in Action
Ashden, London, UK
Global Climate Champions Award
Finalist in Regenerative Agriculture category
Sangam
Sangam Ventures, New Delhi, India
Selected from a national pool
Emerging India Accelerator Program
Miller Center for Social Entrepreneurship
Miller Center, Santa Clara, USA
Selected from a global cohort
Women's Economic Empowerment Accelerator









The Founders



Usha Devi Venkatachalam

Founder & CEO

Computer Engineer. Social Entrepreneur. Daughter of an Indian Farmer. Implemented Software Solutions in 20+ Countries.

"I spent decades in Washington DC, US with stints in NASA, NMP, Appnet, Beaconfire, & WLP building technology platforms for social change. My family's agricultural roots challenge me to create a global solution for small farms and farmers. That solution is right under our foot, in the regenerative capacity of nature."

The Team



Lakshmi Suresh

Board of Directors

Founder, Mazhai Thuli Foundation

Water Advocate. Entrepreneur. Realtor. Social Activist. Advisory Board of USKids4Water. Volunteer at Heal the Bay, Los Angeles.

"In my lifetime, I have seen the Vaigai go from a perennial river often overflowing its banks to a dry river. As someone who has seen women in my village walk miles to fetch drinking water, this hurts me and moves me to act on saving our waterways. In Janani's work, especially in the soil & water labs, I see the possibility of building the next generation of sustainable businesses focused on regenerative water."



Sibi Gnanasundaram

Board of Directors

VP, Tyton Partners

Investment Banker. Investor. M&A. Startup Operator. Previously with UBS & Valmiki Capital. Advising on $500M+ transactions in technology & tech-enabled companies.

"Krishi Janani stands out by looking to leverage age-old practices in an industry that has seen diminishing returns and farmers leaving their profession despite "technological advances." As someone that comes from a lineage of farmers from Tamil Nadu, this mission and also potential for growth stands out to me as a good investment in our food and the people that provide it but also in a sub-industry that has generally been forgotten."



Michael Cervino

Advisory Council

Director, The Nature Conservancy

Investor. Entrepreneur. Fundraiser. Decades in Environmental Causes. Strategy & Management.

"I saw the unique opportunity to pair my passion for conservation and climate change activism with a remarkable business investment. Janani has an inspiring vision being delivered on through its technology, growing farmer based and most importantly -- true regenerative results."



Sharon Chang

Advisory Council

Founder, Yoxi

Artist and Architect to Manifest Beautiful Futures

"Krishi Janani has the vision and operational resilience that allows meaningful growth to be both the spread of invisible roots and the blossom of beautiful canopies. In a world where innovation often chases shiny new objects, and impact can be buried in data bureaucracy, we need more companies like KJ to establish nodes of connections in regenerative practices."



Rakhee Goyal

Advisory Council

Founder & Trustee, Shraddhanjali Trust

NGO Leader. Human Rights & Social Justice Activist. Decades designing & implementing women's empowerment programs in Africa, Asia & the Middle East.

"I invest in Janani for its ethical, principled and life sustaining approaches towards both the people and the planet who we rely upon for food and survival. To me Janani embodies its name "life-giving" by improving the livelihoods of vulnerable farmers and reenergizing the earth. Janani proves that prosperity – economic and climate – can and must be mutually beneficial for the sake of present and future generations."



Bagyarani Vijayan

Advisory Council

Partner, S Ram & Co

Chartered Accountant. 25+ years in Financial Management, Corporate Reporting, Complex Accounting Problems, Direct & Indirect Tax Compliance, Reporting.

"My family is from a farming background, and our farm is on a rain shadow area, receiving minimal rainfall. Easy falling prey to drought every other year, borewells are going deeper and deeper. So was happy to associate with Janani for soil and water Regeneration. I am interested in exploring new financing models for rebuilding water resources for future generations."



Ara Ramalingam

Fractional CTO

Data Scientist. Serial Entrepreneur. Computer Engineer. Building custom software solutions for 25+ years. Specialize in retail & financial products with global footprint.

"My deep passion for agriculture, coupled with my wife's dedication to clean and healthy food, led us to establish a successful free-range hens farm in Tuticorin. When offered the opportunity to combine my technical skills with my love for farming at Krishi Janani, I eagerly seized the chance to make a meaningful impact. My mission: utilize technology to revolutionize agricultural practices for a healthier, more sustainable food system."



Vishnupriya Mani

Director of Operations

Developer turned people & process manager. Focuses on efficient systems to create healthy & nutritious agriculture & food systems.

"I witnessed agriculture's move towards chemicals and the health differences in the last three generations in my family. My passion is in creating better agriculture and food systems for the wellbeing of the society and my family, especially my daughter."

- https://www.krishijanani.org/

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This website is owned and operated by MiTec, PBC, a Delaware Public Benefit Corporation. MiTec, PBC, is a registered funding portal and a member of FINRA. The securities offered on this site are offered in accordance with the Regulation Crowdfunding rules under Section 4(a)(6) of the Securities Act of 1933. The securities offered on this site have not been recommended or approved by any Federal or State securities commission and nothing on this site shall be deemed to be investment advice.

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